EXHIBIT 99.22

CORDOVACANN (CSE: CDVA / OTCQB: LVRLF) OPENS 8TH STAR BUDS

CANNABIS CO. STORE AND CLOSES FINANCING

Star Buds Store in Wasaga Beach is the 5th Store to Open in Ontario

TORONTO, ONTARIO, August 19, 2021 -CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, is pleased to announce the opening of its eighth Star Buds Cannabis Co. (“Star Buds”) branded cannabis retail store in Canada after receiving confirmation from the Alcohol and Gaming Commission of Ontario. This store is located at 30 45th Street, Unit 6 in the city of South Wasaga Beach, and is operated by Cordova’s subsidiary, 2734158 Ontario Inc. This Star Buds Cannabis Co. store has begun processing online orders for in-store pickup from customers that are made through its website www.starbuds.co, and is also open to walk-in customers. The official grand opening of the store is scheduled for Friday, August 20, 2021.

Cordova is continuing its expansion plan by opening numerous Star Buds Cannabis Co. retail stores across Canada and expects to open additional stores in the coming weeks. The Company’s confidence in its retail business model in Canada has never been stronger, and the Star Buds team is working to optimize inventory assortment, marketing initiatives and operating systems to create the best experience for consumers.

“We are thrilled to open our fifth store in Ontario, and the province has proven to be an excellent market for Star Buds Cannabis Co. retail stores,” stated Taz Turner, Chairman and CEO of Cordova. “Our pace of store openings should accelerate for the remainder of the year as the Company looks to capitalize on the success of the Star Buds stores to date.”

In addition, Cordova is also pleased to announce the closing of a non-brokered private placement financing (the “Offering”), pursuant to which the Company issued 3,379,379 units (the “Units”) at a price of $0.30 per Unit for gross proceeds of $1,013,814; of which $661,530 was received in cash and $352,284 was issued in settlement of outstanding fees and debt. Each Unit is comprised of one common share (“Common Share”) in the capital of the Company and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share for a period of twenty-four months from the date of issuance at a price of $0.45 per Common Share. The proceeds of the Offering are intended to be used for inventory and capital expenditures in relation to the Company’s retail operations as well as general corporate purposes and working capital needs.

Mr. Turner commented, “This financing allows the Company to accelerate store openings of Star Buds branded retail stores to expand our Canadian presence and generate greater cash flow. We look forward operating across four provinces in the near future, which includes our launch in British Columbia.”

All securities issued in connection with the Offering will be subject to a hold period of four months plus a day from the date of issuance and the resale rules of applicable securities legislation.

The Offering constituted a related party transaction within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as an insider of the Company subscribed for 325,000 Units pursuant to the Offering. The Company is relying on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(b) and 5.7(1)(a) of MI 61-101, as the Company is not listed on a specified market and the fair market value of the participation in the Offering by the insider does not exceed 25% of the market capitalization of the Company in accordance with MI 61-101. The Company did not file a material change report in respect of the related party transaction at least 21 days before the closing of the of the Offering, which the Company deems reasonable in the circumstances in order to complete the Offering in an expeditious manner.

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The securities issued in connection with the Offering have not been registered under the Securities Act of 1933, as amended, or any state securities laws and they may not be offered or sold in the United States absent of registration or an applicable exemption from registration requirements. This press release does not constitute a solicitation or offering to purchase any securities of the Company. All references to dollar amounts in this press release are in Canadian Dollars unless stated otherwise.

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the retail, processing and production vertical markets of the cannabis industry.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements in this press release, other than statements of historical fact, are "forward-looking information" with respect to the Company within the meaning of applicable Canadian securities laws, including statements with respect to the Company’s planned business activities, the anticipated benefits of the opening of the store and the prospect of opening additional retail stores. Generally, this forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including anticipated costs and ability to achieve business objectives and goals.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking information including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR.Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides forward-looking information for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable law

Company Contact:

Taz Turner

Chief Executive Officer

taz@cordovacann.com

(917) 843-2169

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FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

CordovaCann Corp. (the “Company”) 217 Queen Street West, Suite 401 Toronto, Ontario M5V 0R2

2.	Date of Material Change

August 18, 2021

3.	News Release

A press release disclosing the material change was released on August 19, 2021, through the facilities of Newsfile Corp.

4.	Summary of Material Change

On August 18, 2021 the Company issued 3,379,379 units (the “Units”) by way of a non-brokered private placement, at a price of $0.30 per Unit, for gross proceeds of $1,013,814 (the “Offering”).

5.	Full Description of Material Change

In connection the Offering, the Company issued 3,379,379 Units at a price of $0.30 per Unit. Each Unit is comprised of one common share in the capital of the Company (each a “Common Share”) and one whole Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share at an exercise price of C$0.45 at any time on or before August 18, 2023.

The net proceeds from the Offering are intended to be used for inventory and capital expenditures in relation to the Company’s retail operations as well as general corporate purposes and working capital needs. The securities issued in connection with the Offering are subject to a statutory hold period of four months and one day in accordance with applicable securities laws.

The following supplementary information is provided in accordance with Section 5.2 of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

(a)	a description of the transaction and its material terms:

In connection with the Offering, 325,000 Units were issued to an insider (the “Insider”) of the Company.

(b)	the purpose and business reasons for the transaction:

The Company plans to use the net proceeds of the Offering for working capital and general corporate purposes.

(c)	the anticipated effect of the transaction on the issuer’s business and affairs:

The Company plans to use the net proceeds of the Offering for working capital and general corporate purposes.

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(d)	a description of:

(i)	the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

In connection with the Offering, the following Units were issued to the Insiders of the Company.

Name	Position	Number of Units	Aggregate Price
Jakob Ripshtein	Director	325,000	$97,500.00
	TOTAL	325,000	$97,500.00

(ii)

the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (I) for which there would be a material change in that percentage:

Prior to the completion of the Offering, Mr. Ripshtein held, directly or indirectly 1,400,000 Common Shares. Upon closing of the Offering, Mr. Ripshtein holds an aggregate of 1,725,000 Common Shares, representing approximately 2.00% of the issued and outstanding Common Shares on an undiluted basis. In the event that Mr. Ripshtein exercises his Warrants, he would hold an aggregate of 2,050,000 Common Shares, or approximately 2.10% of the issued and outstanding Common Shares of the Company, on a partially diluted basis.

(e)

unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

A resolution of the board of directors was passed on August 17, 2021, approving the Offering. No special committee was established in connection with the transaction, and no materially contrary view or abstention was expressed or made by any director.

(f)

A summary in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g)	disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction:

(i)	that has been made in the 24 months before the date of the material change report:

Not applicable.

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(ii)	the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:

Not applicable.

(h)

the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

Other than the subscription agreements to purchase the Units pursuant to the Offering, the Company did not enter into any agreement with an interest party or a joint actor with an interested party in connection with the Offering. To the Company’s knowledge, no related party to the Company entered into any agreement with an interest party or a joint actor with an interested party, in connection with the Offering.

(i)

disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

The participation in the Offering by the Insider is exempt from the formal valuation and minority shareholder approval requirements of Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions (“MI 61-101”) as neither the fair market value of securities being issued to the Insiders nor the consideration paid by the Insiders exceeded 25% of the Company’s market capitalization.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

7.	Omitted Information

No significant facts have been omitted from this Material Change Report.

8.	Executive Officer

For further information, contact Taz Turner, Chief Executive Officer of the Company at (917) 843-2169.

9.	Date of Report

This report is dated at Toronto, this 26th day of August, 2021.

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Cautionary Note Regarding Forward-Looking Information

This material change report contains “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements in this press release, other than statements of historical fact, are "forward-looking information" with respect to the Company within the meaning of applicable Canadian securities laws, including statements with respect to the Company’s planned business activities, the anticipated benefits of the opening of the store and the prospect of opening additional retail stores. Generally, this forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including anticipated costs and ability to achieve business objectives and goals.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking information including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides forward-looking information for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable law

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